Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 April 9, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9311
                  Precious Metals Select Portfolio, Series 48
                                 (the "Trust")
                     CIK No. 1844169  File No. 333-254076
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover Page
----------

      1. PLEASE CONFIRM TO THE STAFF WHETHER THE EXCHANGE-TRADED FUNDS ("ETFS") THAT HOLD PHYSICAL GOLD, SILVER AND OTHER PRECIOUS METALS ARE IN FACT EXCHANGE-TRADED PRODUCTS ("ETPS"). IF SO, PLEASE INCLUDE APPROPRIATE DISCLOSURE, INCLUDING REFERENCING THEM AS ETPS RATHER THAN ETFS.

      Response: The Trust has revised its disclosure to clarify that it will invest in ETPs that hold physical gold, silver and other precious metals. References to ETFs throughout the prospectus has been changed to ETPs.

Portfolio
---------

      2. BASED ON PRIOR DISCUSSIONS FROM FT 9128 AND FT 9252 (333-251325 AND 333-253133, RESPECTIVELY), THE STAFF'S UNDERSTANDING IS THAT THE REFERENCE TO THE "ETFS" WHICH HOLD PHYSICAL GOLD, SILVER AND OTHER PRECIOUS METALS ARE A REFERENCE TO THE NAMES OF THE ETPS (I.E., CERTAIN OF THE ETPS INCLUDE THE TERM "ETF" IN THEIR NAME). THE STAFF NOTES THESE ETPS THAT ARE NOT REGISTERED INVESTMENT COMPANIES, BUT RATHER, ARE REGISTERED ON S-1 UNDER THE SECURITIES ACT OF 1933.

      THE STAFF ALSO NOTES THAT THE TRUST LIMITS ITS INVESTMENT TO LESS THAN 25% IN EACH ETP AS A MATTER OF PRACTICE. PLEASE REVISE AND/OR CLARIFY THE DISCLOSURE AS APPROPRIATE. PLEASE ALSO UPDATE WITH ANY OTHER DISCLOSURE CHANGES MADE IN RESPONSE TO COMMENTS IN EARLIER FILINGS RELATED TO ETPS.

      Response: The Trust confirms it will invest in ETPs that physically hold gold, silver and other precious metals. The Trust also confirms that it will invest no more than 25% of its assets in any single ETP. Additionally, the Trust confirms that it has revised its prospectus consistent with applicable changes made for FT 9128 and FT 9252.

      3. IF ANY OF THE ETPS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETPS.

      Response: The Trust does not anticipate holding ETPs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETPs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
------------

      4. IF APPLICABLE, PLEASE ADD UNIQUE RISK FACTORS APPLICABLE TO ETPS.

      Response: The Trust has revised its prospectus to add the following Exchange-Traded Products risk factor:

      EXCHANGE-TRADED PRODUCTS. The Trust invests in shares of ETPs. ETPs are investment vehicles that either directly invest in, or track the performance of an underlying asset, such as commodities (e.g., gold and silver) or an asset index, and typically provide exposure to commodities without trading futures or taking physical delivery. ETPs may also invest in other types of financial instruments that are not securities and are not regulated under the 1940 Act. ETPs themselves are not registered investment companies under the 1940 Act, and investors in ETPs do not benefit from the protections provided under the 1940 Act. Through its investments in ETPs, the Trust is subject to the risks associated with the ETPs' investments or reference assets/benchmark components, including the possibility that the value of the securities or assets held by or linked to an ETP could decrease. Additionally, an ETP's lack of liquidity can result in its value being more volatile than the underlying asset or reference asset/benchmark component. The Trust's exposure to a particular risk will be proportionate to the Trust's overall allocation and each ETP's asset allocation.

      5. THE STAFF NOTES THE ETPS ARE NOT REGISTERED INVESTMENT COMPANIES. AS SUCH, PLEASE CONSIDER REMOVING THE "INVESTMENT IN OTHER INVESTMENT COMPANIES RISK" OR REVISE AS APPLICABLE TO ETPS.

      Response: The Trust has revised its disclosure in accordance with the Staff's comment by revising the risk to "Investment in Other Pooled Investment Vehicles," removing references to ETFs and making corresponding changes to add references to ETPs. Additionally, the "Exchange-Traded Funds" risk has been removed, and the Trust has revised its disclosure throughout the prospectus to change references from ETFs to ETPs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _______________________
                                           Daniel J. Fallon